Exhibit (a)(1)(EE)

Royalty Pharma Issues Investor Presentation Highlighting The
Strategic And Financial Advantages Of Its Offer To Acquire Elan For
$12.50 Per Share In Cash

Underscores Compelling Logic for Elan Stockholders to SELL their shares to Royalty Pharma

Urges Elan Stockholders to Vote AGAINST Elan Proposed Transactions So As Not to Risk Loing the Royalty Pharma Deal Altogether

Minimum Acceptance Threshold of 50% Plus One Share in Royalty Pharma Offer Affords Elan Stockholders the Ability to Speak Their Voice and Avoid Value Destruction

NEW YORK, May 28, 2013 /PRNewswire/ -- Royalty Pharma announces today that it has issued an investor presentation related to Royalty Pharma's increased offer to acquire Elan Corporation, plc (NYSE: ELN) for $12.50 per share in cash. The presentation outlines why Royalty Pharma believes Elan Stockholders should accept its compelling, fully-financed and cash confirmed offer, which is not conditional on due diligence. Royalty Pharma also discusses why Elan Stockholders should be concerned about questionable decisions made by Elan and its leadership in recent weeks. The presentation may be found at www.royaltypharma.com.

Several key points from the presentation are included here below:

HIGHLIGHTS COMPELLING VALUE OFFERED BY ROYALTY PHARMA

•
Royalty Pharma is Offering a Compelling Premium: Royalty Pharma's $12.50 all cash per share offer is an extremely compelling value proposition for Elan Stockholders that represents a 42% premium to the price paid by Biogen in the Tysabri Transaction and an overall premium of 45% to the Undisturbed Elan Enterprise Value.

•
Acceptance Threshold Now Just 50% Plus One Share: Notably, Royalty Pharma has agreed to waive down the Acceptance Threshold for the Increased Offer from 90% to 50% of the Maximum Elan Shares Affected plus one Share, provided that all conditions of the Increased Offer are satisfied.

•	Royalty Pharma's Offer is Contingent on Stockholders Not Approving Elan's Proposed Transactions: If Elan Stockholders

approve Elan's proposed transactions, which would result in significant value destruction, Royalty Pharma's $12.50 all cash offer will be withdrawn.

STOCKHOLDERS SHOULD VOTE AGAINST ELAN'S HIGHLY UNCERTAIN AND UNDISCIPLINED STRATEGY FOR THE FUTURE

•
Royalty Pharma Questions Whether Elan's Board is Acting in Shareholders' Best Interests: Despite Royalty Pharma's highly compelling revised offer, Elan's Board has steadfastly refused to engage. Instead they have pursued what Royalty Pharma regards as value destructive and highly risky transactions entered into in haste. In fact, in the Theravance Transaction the Elan Board obligated itself to recommend the transaction to Elan Stockholders with no "fiduciary out" even if there is a material adverse change. Furthermore, it appears that Elan struck this deal without seeing the unredacted GSK contract, and is thus unaware of the exact language of many provisions of that contract which could reduce value. Many Wall Street analysts have said that by paying $1 billion for this subset of the Theravance royalties -- which excludes the potentially most attractive Theravance royalties -- Elan is overpaying by $300-500 million.

•
Royalty Pharma Believes Elan's Highly Defensive M&A Strategy Has Destroyed Value: Elan has undertaken a frenetic jumble of transactions designed primarily, in Royalty Pharma's view, to fend off Royalty Pharma's offer. The end result of these transactions is to create a "New Elan" with one operating business that has $76 million of annual distribution revenue from aging products in Eastern Europe. If these transactions are approved, Elan will, in Royalty Pharma's view, have destroyed value by overpaying.

•
Independent Third Parties Agree That By Paying $1 billion Elan Has Dramatically Overpaid: Despite Elan selectively quoting one bullish analyst in its EGM Circular, many third parties have published reports or made public comments that assert that Elan has overpaid in implementing its defensive M&A strategy. Some key quotes include:

◦
Ronny Gal, Bernstein Research, May 13: "[The deal] suggests a sum of the parts value for Theravance of $6 billion... That's about double where Theravance shares were when they closed…It isontoughFridayto see how the assets acquired, risk discounted, would command…thepurchasesucha value acts as 'poison pill' by adding assets Royalty Pharma may not want to buy"

◦	Richard Parkes, Deutsche Bank, May 13: "[The Theravance

transaction] looks aggressive considering the competitive markets these drugs are expected to launch into. Using our current published forecasts for GSK of Breo sales of £1.1bn and Anoro sales of £628m (risk adjusted at 60%), justifies an NPV of $500m"

◦
Jo Walton, Credit Suisse, May 23: "Based on our GSK forecasts for these four respiratory drugs, we estimate the value of Elan's royalty share to be worth c. $535m, almost half the amount offered by Elan ($1bn)."

•
Proceeds from Tysabri Transaction Will be Gone if Elan's Proposed Transactions Are Approved: Elan's Board and Management team has shown its stockholders that it intends to spend the $3.2 billion proceeds from the Tysabri transaction on what Royalty Pharma regards as an incoherent strategy involving hastily executed, ill-conceived acquisitions and investments, a Dutch Auction where one shareholder received 92% of the proceeds, debt redemption and subsequent issuance, destroying shareholder value while incurring significant "frictional" costs.

•
Elan's Actions have, in Royalty Pharma's View, Created a Huge Earnings Gap: Royalty Pharma believes that Elan's transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest. In fact, the presentation shows how Elan's stock price could fall well below $10 per share if Elan Stockholders approve the proposed transactions and Royalty Pharma's offer is withdrawn.

"It is clear to us that Elan's Board and Management team are more interested in pursuing what we regard as defensive, value-destructive transactions instead of engaging with us on our highly attractive offer," said Pablo Legorreta, Chief Executive Officer of Royalty Pharma. "Elan has laid out its vision for the "New Elan" and it looks like it will be a highly uncertain future for stockholders given some of the decisions made by management, which seem to us to be designed primarily to fend off Royalty Pharma. I am confident that stockholders will recognize the value of our all-cash offer and vote down the company's proposed transactions. We are looking forward to continuing our ongoing constructive dialogue with Elan's shareholders."

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove, BofA Merrill Lynch, together with its affiliate Merrill Lynch International, and Groton Partners are acting as financial advisers to Royalty Pharma.

Further information relating to the Increased Offer, including all announcements issued by or on behalf of Royalty Pharma, is available at

www.royaltypharma.com.

Capitalized terms used but not defined in this announcement have the meaning given to them in Royalty Pharma's Revised Offer Document dated 23 May 2013.

FURTHER INFORMATION

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This announcement is not a substitute for the Revised Offer Document and the Revised Acceptance Documents that Royalty Pharma filed with the Securities and Exchange Commission ("SEC") on Amendment No. 2 to Schedule TO on May 23, 2013, or any other document that Royalty Pharma has filed and may file with the SEC in connection with the Offer. ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE INCREASED OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Original Offer Document, the Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document and to be described in the Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Revised Offer Document, the Revised Acceptance Documents or any other document by which the Increased Offer is made.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements

This announcement may include certain "forward looking statements" with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Increased Offer and Elan's future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma's belief and expectation, are forward looking statements. Words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "would", "could", "considered", "likely", and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Elan, all "dealings" in any "relevant securities" of Elan (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30 pm (Irish time) on the "business day" following the date of the relevant transaction. This requirement will continue until the date on which the Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an "interest" in "relevant securities" of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all "dealings" in "relevant securities" of Elan by Elan or Royalty Pharma, or by any of their respective "associates" must also be disclosed by no later than 12 noon (Irish time) on the "business day" following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel's website.

If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please consult the Irish Takeover Panel's website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.

CONTACT: Royalty Pharma: Pablo Legorreta or George Lloyd, Tel: +1 212 883 2275; J.P. Morgan (financial adviser): Henry Gosebruch (New York, Tel: +1 212 270 6000), Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000); BofA Merrill Lynch (financial adviser): Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000); Abernathy MacGregor (PR adviser): Tom Johnson or Chuck Burgess, Tel: +1 212 371 5999; Maitland (PR adviser): Tom Buchanan, Tel: +44 (0) 20 7379 5151; Mackenzie Partners (Information Agent): Daniel Burch ((cell) + 1 516 429 2722), Charles A. Koons ((cell) + 1 917 545 4523), Robert C. Marese ((cell) + 1 917 751 4085), Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

SOURCE Royalty Pharma